SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                         PSi Technologies Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


             Common Shares, par value 1 2/3 Philippine Pesos per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74438Q 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            c/o Merrill Lynch Global Emerging Markets Partners, L.P.
                            4 World Financial Center
                                   North Tower
                               New York, NY 10080
                            Telephone: (212) 449-1000

                                 With a copy to:
                             Frank J. Marinaro, Esq.
                            Merrill Lynch & Co., Inc.
                            4 World Financial Center
                                   North Tower
                               New York, NY 10080
                            Telephone: (212) 449-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 3, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

--------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch Global Emerging Markets Partners, L.P.
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                  (b) [  ]
                  Not Applicable
--------------------------------------------------------------------------------
     3
             SEC USE ONLY

--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [  ]

                  Not Applicable
--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------

                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY              --------------------------------------------------
          EACH
       REPORTING              8      SHARED VOTING POWER
         PERSON
          WITH                            9,862,712*
                              --------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          Not Applicable
--------------------------------------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          9,862,712*
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,862,712*
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.6% *
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

--------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch Global Capital, L.L.L.
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                  (b) [  ]
                  Not Applicable
--------------------------------------------------------------------------------
     3
             SEC USE ONLY

--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [  ]

                  Not Applicable
--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------

                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY              --------------------------------------------------
          EACH
       REPORTING              8      SHARED VOTING POWER
         PERSON
          WITH                            9,862,712*
                              --------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          Not Applicable
--------------------------------------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          9,862,712*
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,862,712*
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.6%*
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  00
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

--------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch Global Partners, Inc.
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                  (b) [  ]
                  Not Applicable
--------------------------------------------------------------------------------
     3
             SEC USE ONLY

--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [  ]

                  Not Applicable
--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------

                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY              --------------------------------------------------
          EACH
       REPORTING              8      SHARED VOTING POWER
         PERSON
          WITH                            9,862,712*
                              --------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          Not Applicable
--------------------------------------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          9,862,712*
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,862,712*
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.6%*
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

--------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ML IBK Positions, Inc.
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                  (b) [  ]
                  Not Applicable
--------------------------------------------------------------------------------
     3
             SEC USE ONLY

--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [  ]

                  Not Applicable
--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------

                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY              --------------------------------------------------
          EACH
       REPORTING              8      SHARED VOTING POWER
         PERSON
          WITH                            9,862,712*
                              --------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          Not Applicable
--------------------------------------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          9,862,712*
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,862,712*
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.6%*
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

--------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch Group, Inc.
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                  (b) [  ]
                  Not Applicable
--------------------------------------------------------------------------------
     3
             SEC USE ONLY

--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [  ]

                  Not Applicable
--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------

                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY              --------------------------------------------------
          EACH
       REPORTING              8      SHARED VOTING POWER
         PERSON
          WITH                            9,862,712*
                              --------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          Not Applicable
--------------------------------------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          9,862,712*
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,862,712*
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.6%*
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  HC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

--------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch & Co., Inc.
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                  (b) [  ]
                  Not Applicable
--------------------------------------------------------------------------------
     3
             SEC USE ONLY

--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [  ]

                  Not Applicable
--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------

                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY              --------------------------------------------------
          EACH
       REPORTING              8      SHARED VOTING POWER
         PERSON
          WITH                            9,862,712*
                              --------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          Not Applicable
--------------------------------------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          9,862,712*
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,862,712*
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.6%*
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  HC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

--------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch Global Emerging Markets Partners, LLC
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                  (b) [  ]
                  Not Applicable
--------------------------------------------------------------------------------
     3
             SEC USE ONLY

--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [  ]

                  Not Applicable
--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------

                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY              --------------------------------------------------
          EACH
       REPORTING              8      SHARED VOTING POWER
         PERSON
          WITH                            2,721,088*.  See Item 5.
                              --------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          Not Applicable
--------------------------------------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          2,721,088*.  See Item 5.
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,721,088*.  See Item 5.
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.0%*.  See Item 5.
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

--------------------------------------
CUSIP No.  74438Q 10 9
--------------------------------------

--------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Merrill Lynch Global Emerging Markets Partners II, LLC
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                  (b) [  ]
                  Not Applicable
--------------------------------------------------------------------------------
     3
             SEC USE ONLY

--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  00
--------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [  ]

                  Not Applicable
--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------

                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        Not Applicable
        OWNED BY              --------------------------------------------------
          EACH
       REPORTING              8      SHARED VOTING POWER
         PERSON
          WITH                            2,721,088*.  See Item 5.
                              --------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          Not Applicable
--------------------------------------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          2,721,088*.  See Item 5.
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,721,088*.  See Item 5.
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                   [  ]

                  Not Applicable
--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.0%*.  See Item 5.
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

* Includes 2,721,088 shares of common stock of the Issuer issuable pursuant to the Exchange Agreement, attached hereto as Exhibit 2, representing 17.0% of the currently outstanding common stock of the Issuer and assuming the issuance of such 2,721,088 shares of common stock.

        This Amendment No. 2 to Schedule 13D (this "Second Amendment") amends and supplements the Schedule 13D (the "Schedule 13D") and the Amendment No.1 to
Schedule 13D (the "First Amendment") filed by the parties with the Securities and Exchange Commission on May 29, 2001 and June 13, 2003 respectively by adding Merrill Lynch Global Emerging Markets Partners, LLC ("MLGEMP LLC") and Merrill Lynch Global Emerging Markets Partners II, LLC ("MLGEMP II LLC") as parties. Further, except as specifically amended below, all other provisions of the
Schedule 13D and the First Amendment remain in effect.

Item 2. Identity and Background.

        The following paragraphs amend and supplement Item 2:

        This Second Amendment is being filed jointly by the parties who filed the Schedule 13D and the First Amendment, MLGEMP LLC and MLGEMP II LLC. MLGEMP LLC and MLGEMP II LLC are limited liability companies organized under the laws of Delaware.

        Appendix A is amended to include the following information with respect to MLGEMP LLC and MLGEMP II LLC:

        (a) name;
        (b) principal business; and
        (c) address of principal business and office.

        Appendix B is amended to include the following information with respect to the executive officers and directors of MLGEMP LLC and MLGEMP II LLC:

        (a) name;
        (b) business address (or residence where indicated);
        (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
        (d) citizenship.

        With the exception of the events listed hereafter, during the last five years, no entity listed on Appendix A and, to the knowledge of the reporting persons, no person listed on Appendix B, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        On February 20, 2003, Merrill Lynch agreed with the staff of the Securities and Exchange Commission (the "Commission") to a settlement in principle that would resolve the Commission's investigation regarding two transactions between Merrill Lynch and Enron in 1999. Without admitting or denying any wrongdoing, Merrill Lynch would consent to an injunction enjoining Merrill Lynch from violations of the anti-fraud provisions of the federal securities laws.

        This settlement would conclude the Commission's investigation into Enron-related matters with respect to Merrill Lynch. Under the settlement Merrill Lynch would pay a total of $80 million in disgorgement, penalties and interest. Merrill Lynch would record this payment in its fourth quarter 2002 financial results, as it represented a subsequent event according to accounting principles. It was included in Merrill Lynch's 2002 10-K report, filed in March 2003.

        On March 17, 2003, Merrill Lynch announced that it had entered into a final settlement agreement with the Commission regarding the investigation disclosed above into two 1999 transactions with Enron. This agreement, in which the firm neither admits or denies any wrongdoing, finalized the reported settlement-in-principle of February 20, 2003 and concluded the Commission's investigation of all Enron-related matters with respect to Merrill Lynch.

Item 4. Purpose of Transaction.

        The following paragraphs amend and supplement Item 4:

        On July 3, 2003, MLGEMP LLC, the Issuer and PSi Technologies entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which MLGEMP LLC purchased from PSi Technologies a $4.0 million aggregate principal amount of 10.00% Exchangeable Senior Subordinated Note (the "Note") from PSi Technologies for a cash consideration of $4.0 million.

        The terms of the Note provide that PSi Technologies will pay interest on the unpaid principal amount of the Note at a rate per annum equal to 10.00%, payable semi-annually in arrears on each interest payment date as set forth in the Note. However, if on any such date PSi Technologies is prohibited from paying cash interest due to restrictions set forth in the Note, then PSi Technologies will pay all or any portion of such interest by adding it to the principal amount of the Note. Such amount will bear interest at the aforesaid rate and will no longer be considered to be interest due.

        On July 3, 2003, MLGEMP LLC, the Issuer and PSi Technologies entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which the Issuer granted MLGEMP LLC an irrevocable right to exchange all or part of the Note for shares of common stock of the Issuer (the "Exchange Rights") at a per share price of $1.47 (the "Note Exercise Price"). The Note Exercise Price is subject to reduction if the Issuer fails to meet two performance targets. If (i) the Issuer fails to meet the first performance target, then the Note Exercise Price will be reduced to $1.29 and (ii) if the Issuer fails to meet the second target then the Note Exercise Price will be reduced to $1.15, if the Note Exercise Price was reduced pursuant to (i) above and the Note Exercise Price will be $1.29, if the Note Exercise Price was not reduced pursuant to (i) above. MLGEMP LLC may also, in its sole discretion, elect to replace all of its Exchange Rights with the right (the "Mandatory Issuance Rights") to assign a portion or all of the Note to the Issuer and subscribe for shares of common stock of the Issuer at a price per share equal to the then par value of one share of common stock of the Issuer. If MLGEMP LLC exercises its Mandatory Issuance Rights, the number of shares of common stock of the Issuer to be issued to MLGEMP LLC shall be determined by dividing the aggregate principal amount of the Note then outstanding by the Note Exercise Price then in effect. The Note Exercise Price is also subject to anti-dilution adjustments as stated in the Exchange Agreement, which take effect if the Issuer issues or sells Common Stock or Common Stock Equivalents (as defined in the Exchange Agreement) without consideration or at a price per share less then their current market price while any Exchange Right or Mandatory Issuance Right is outstanding.

        The descriptions of the Purchase Agreement, the Exchange Agreement and the Note contained in this Second Amendment do not purport to be complete and are qualified by the complete text of the agreements filed as Exhibits to this Second Amendment.

Item 5. Interest in Securities of the Issuer.

        The following paragraphs amend and supplement Item 5:

        On July 3, 2003, MLGEMP LLC purchased from PSi Technologies a $4.0 million aggregate principal amount 10.00% Exchangeable Senior Subordinated Note for a cash consideration of $4.0 million. Pursuant to the Exchange Agreement, MLGEMP LLC has Exchange Rights or Mandatory Issuance Rights, at its option, to exchange the Note for or to subscribe to 2,721,088 shares of common stock of the Issuer at the Note Exercise Price of $1.47 per share; provided however, that if the Issuer pays any of the accrued interest by adding it to the principal amount of the Note, such number of shares shall be increased accordingly. If the Issuer fails to meet certain performance targets for the three-month period ending September 30, 2003, then the Note Exercise Price will be reduced to $1.29 and MLGEMP LLC can exchange the Note for or subscribe to 3,100,775 shares of common stock of the Issuer; provided however, that if the Issuer pays any of the accrued interest by adding it to the principal amount of the Note, such number of shares shall be increased accordingly. If the Note Exercise Prices is reduced as above and if the Issuer fails to meet certain performance targets for the three-month period ending December 31, 2003, then the Note Exercise Price will be reduced to $1.15 and MLGEMP LLC can exchange the Note or subscribe to 3,478,260 shares of common stock of the Issuer; provided however, that if the Issuer pays any of the accrued interest by adding it to the principal amount of the Note, such number of shares shall be increased accordingly. If the Issuer meets the performance target for the three-month ending September 30, 2003 but fails to meet the performance target for December 31, 2003, then the Note Exercise Price will be reduced to $1.29 and MLGEMP LLC can exchange the Note for or subscribe to 3,100,775 shares of common stock of the Issuer; provided however, that if the Issuer pays any of the accrued interest by adding it to the principal amount of the Note, such number of shares shall be increased accordingly. The Note Exercise Price is also subject to anti-dilution adjustments as stated in the Exchange Agreement, which take effect if the Issuer issues or sells Common Stock or Common Stock Equivalents (as defined in the Exchange Agreement) without consideration or at a price per share less then their current market price while any Exchange Right or Mandatory Issuance Right is outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The following paragraphs amend and supplement Item 6:

        On July 3, 2003, MLGEMP LLC, the Issuer and PSi Technologies entered into the Purchase Agreement pursuant to which MLGEMP LLC purchased a $4.0 million aggregate principal amount 10.00% Exchangeable Senior Subordinated Note from PSi Technologies for a cash consideration of $4.0 million.

        The terms of the Note provide that PSi Technologies will pay interest on the unpaid principal amount of the Note at a rate per annum equal to 10.00%, payable semi-annually in arrears on each interest payment date as set forth in the Note. However, if on any such date PSi Technologies is prohibited from paying cash interest due to restrictions set forth in the Note, then PSi Technologies will pay all or any portion of such interest by adding it to the principal amount of the Note. Such amount will bear interest at the aforesaid rate and will no longer be considered to be interest due.

        On July 3, 2003, MLGEMP LLC, the Issuer and PSi Technologies entered into the Exchange Agreement pursuant to which the Issuer granted MLGEMP LLC the Exchange Rights at the Note Exercise Price of $1.47 per share. The Note Exercise Price is subject to reduction if the Issuer fails to meet two performance targets. If (i) the Issuer fails to meet the first performance target, then the Note Exercise Price will be reduced to $1.29 and (ii) if the Issuer fails to meet the second target then the Note Exercise Price will be reduced to $1.15, if the Note Exercise Price was reduced pursuant to (i) above and the Note Exercise Price will be $1.29, if the Note Exercise Price was not reduced pursuant to (i) above. MLGEMP LLC may also, in its sole discretion, elect to replace all of its Exchange Rights with the Mandatory Issuance Rights. If MLGEMP LLC exercises its Mandatory Issuance Rights, the number of shares of common stock of the Issuer to be issued to MLGEMP LLC shall be determined by dividing the aggregate principal amount of the Note then outstanding by the Note Exercise Price then in effect. The Note Exercise Price is also subject to anti-dilution adjustments as stated in the Exchange Agreement, which take effect if the Issuer issues or sells Common Stock or Common Stock Equivalents (as defined in the Exchange Agreement) without consideration or at a price per share less then their current market price while any Exchange Right or Mandatory Issuance Right is outstanding.

        The descriptions of the Purchase Agreement, the Exchange Agreement and the Note contained in this Second Amendment do not purport to be complete and are qualified by the complete text of the agreements filed as Exhibits to this Second Amendment.

Item 7. Materials to be filed as Exhibits.

        1. Purchase Agreement dated as of July 3, 2003, by and between Merrill Lynch Global Emerging Markets Partners, LLC, PSi Technologies Holdings, Inc. and PSi Technologies, Inc.

        2. Exchange Agreement dated as July 3, 2003, by and between Merrill Lynch Global Emerging Markets Partners, LLC, PSi Technologies Holdings, Inc. and PSi Technologies, Inc.

        3. $4,000,000 10.00% Exchangeable Senior Subordinated Note dated as of July 3, 2003.

                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Date:      July ___, 2003

MERRILL LYNCH GLOBAL EMERGING                        MERRILL LYNCH & CO., INC.
MARKETS PARTNERS, LLC
                                                     By:  /S/ Frank J. Marinaro
                                                          ---------------------
                                                          Name:  Frank J. Marinaro
By:  Merrill Lynch Global Emerging Partners, L.P.,        Title: Authorized Person*
        as its Managing Member
                                                     MERRILL LYNCH GROUP, INC.
By:  Merrill Lynch Global L.L.C., as its
        General Partner                              By:  /S/ Frank J. Marinaro
                                                          ---------------------
                                                          Name:  Frank J. Marinaro
By:  Merrill Lynch Global Partners, Inc., as its          Title: Authorized Person*
        Managing Member
                                                     ML IBK POSITIONS, INC.
By:      /S/ Frank J. Marinaro
         ---------------------
         Name: Frank J. Marinaro                     By:  /S/ Frank J. Marinaro
         Title:  Vice President and Secretary             ---------------------
                                                          Name:  Frank J. Marinaro
                                                          Title: Vice President and Secretary
MERRILL LYNCH GLOBAL EMERGING
MARKETS PARTNERS II, LLC                             MERRILL LYNCH GLOBAL PARTNERS, INC.

                                                     By:  /S/ Frank J. Marinaro
                                                          ---------------------
By:  Merrill Lynch Global Emerging Partners, L.P.,        Name:  Frank J. Marinaro
        as its Managing Member                            Title: Vice President and Secretary

By:  Merrill Lynch Global L.L.C., as its
        General Partner

By:  Merrill Lynch Global Partners, Inc., as its
        Managing Member

By:     /S/ Frank J. Marinaro
        ---------------------
        Name:  Frank J. Marinaro
        Title: Vice President and Secretary


MERRILL LYNCH GLOBAL
EMERGING MARKETS PARTNERS, L.P.

By:  Merrill Lynch Global Capital, L.L.C.
         Its General Partner

By:  Merrill Lynch Global Partners, Inc.
         Its Managing Member

By:      /S/ Frank J. Marinaro
         Name:  Frank J. Marinaro
         Title: Vice President and Secretary



MERRILL LYNCH GLOBAL CAPITAL, L.L.C.

By: Merrill Lynch Global Partners, Inc.
         Its Managing Member

By:      /S/ Frank J. Marinaro
         ---------------------
         Name:  Frank J. Marinaro
         Title: Vice President and Secretary

* The Powers of Attorney filed with the Commission on February 9, 2001 in connection with the reporting persons' Schedule 13G regarding the Issuer are hereby incorporated by reference

                                   APPENDIX A

                        CORPORATIONS, LIMITED PARTNERSHIP
                          AND LIMITED LIABILITY COMPANY

        The names and principal businesses of the reporting persons are set forth below. Unless otherwise noted, the reporting persons have as the address of their principal business and office 4 World Financial Center, North Tower, New York, NY 10080.

NAME                                      PRINCIPAL BUSINESS

Merrill Lynch Global Emerging Markets     Investment partnership.
Partners, L.P.

Merrill Lynch Global Capital, L.L.C.      Acts as general partner for an
                                          investment partnership.

Merrill Lynch Global Partners, Inc.       Acts as a manager of the affairs of
                                          the general partner in investment
                                          partnerships.

ML IBK Positions, Inc.                    Holds proprietary investments for
                                          Merrill Lynch & Co., Inc.

Merrill Lynch Group, Inc.                 Holding company.

Merrill Lynch & Co., Inc.                 A holding company that, through its
                                          subsidiaries and affiliates, provides
                                          investment, financing, insurance and
                                          related services on a global basis.

Merrill Lynch Global Emerging Markets     Investment entity
Partners, LLC

Merrill Lynch Global Emerging Markets     Investment entity
Partners II, LLC

                                   APPENDIX B

                        EXECUTIVE OFFICERS AND DIRECTORS

        The names and principal occupations of each of the executive officers and directors of Merrill Lynch Global Partners, Inc., ML IBK Positions, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc. are set forth below. Unless otherwise noted, all of these persons are United States citizens, and have as their business address 4 World Financial Center, New York, NY 10080.

Merrill Lynch Global Emerging Markets Partners, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners, LLC. See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

Merrill Lynch Global Emerging Markets Partners II, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners II, LLC. See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, L.P.

Merrill Lynch Global Capital, L.L.C. is the general partner of Merrill Lynch Global Emerging Markets Partners, L.P. See Appendix A and the information set forth below with respect to Merrill Lynch Global Capital, L.L.C.

MERRILL LYNCH GLOBAL CAPITAL, L.L.C.

Merrill Lynch Global Partners, Inc. is the managing member of Merrill Lynch Global Capital, L.L.C. See Appendix A and the information set forth below with respect to Merrill Lynch Global Partners, Inc.

MERRILL LYNCH GLOBAL PARTNERS, INC.      PRESENT PRINCIPAL
                                         OCCUPATION

Nathan C. Thorne                         Managing Director, Private Equity
Director, President

George A. Bitar                          Managing Director, Private Equity
Director, Vice President
Citizenship: Lebanon

Jerome P. Kenney                         Managing Director, Investment Banking
Director

Guido Padovano                           Managing Director, Private Equity
Director, Vice President
Citizenship: Italy

Mandakini Puri                           Managing Director, Private Equity
Director, Vice President

Brian A. Renaud                          Managing Director, Private Equity
Director, Vice President

ML IBK POSITIONS, INC.                   PRESENT PRINCIPAL OCCUPATION

Gary M. Carlin                           First Vice President, Investment
President                                Banking Finance

Nathan C. Thorne                         Managing Director, Private Equity
Director, Vice President

George A. Bitar                          Managing Director, Private Equity
Director, Vice President
Citizenship: Lebanon

Mandakini Puri                           Managing Director, Private Equity
Director, Vice President

MERRILL LYNCH GROUP, INC.                PRESENT PRINCIPAL OCCUPATION

John Fosina                              First Vice President, Corporate
Director, Vice President                 Controller

D. Kevin Dolan                           Senior Vice President, Corporate Tax
Director, Vice President

John C. Stomber                          Senior Vice President, Treasurer
Director, President & Treasurer

Katherine Hudson Zrike                   First Vice President, Global Private
Director, Vice President                 Client Counsel

MERRILL LYNCH & CO., INC.                PRESENT PRINCIPAL
                                         OCCUPATION

Rosemary T. Berkery                      Executive Vice President, General
Executive Officer                        Counsel

W. H. Clark                              Corporate Director Director
                                         c/o Corporate Secretary's Office
                                         222 Broadway, 17th Floor
                                         New York, NY 10038

Jill K. Conway                           Visiting Scholar, Massachusetts
Director                                 Institute of Technology
                                         c/o Corporate Secretary's Office
                                         222 Broadway, 17th Floor
                                         New York, NY 10038

Alberto Cribiore                         Managing Partner, Brera Capital
Director                                 Partners
                                         c/o Corporate Secretary's Office
                                         222 Broadway, 17th Floor
                                         New York, NY 10038

Robert C. Doll                           Senior Vice President, President and
Executive Officer                        Chief Investment Officer, Merrill
                                         Lynch Investment Managers

Ahmass L. Fakahany                       Executive Vice President, Chief
Executive Officer                        Financial Officer

James P. Gorman                          Executive Vice President; President of
Executive Officer                        Global Private Client

George B. Harvey                         Corporate Director
Director                                 c/o Corporate Secretary's Office
                                         222 Broadway, 17th Floor
                                         New York, NY 10038

Robert P. Luciano                        Corporate Director
Director                                 c/o Corporate Secretary's Office
                                         222 Broadway, 17th Floor
                                         New York, NY 10038

Heinz-Joachim Neuburger                  Executive Vice President and Chief
Director                                 Financial Officer of Siemens AG;
Citizenship: Germany                     Member of the Executive Committee of
                                         the Managing Board of Siemens AG
                                         c/o Corporate Secretary's Office
                                         222 Broadway, 17th Floor
                                         New York, NY 10038

David K. Newbigging                      Chairman of the Board of Friends'
Director                                 Provident plc
Citizenship:  United Kingdom             c/o Corporate Secretary's Office
                                         222 Broadway, 17th Floor
                                         New York, NY 10038

E. Stanley O'Neal                        Chairman of the Board, President and
Director and Executive Officer           Chief Executive Officer

Thomas H. Patrick                        Executive Vice Chairman, Finance and
Executive Officer                        Administration

Aulana L. Peters                         Corporate Director
Director                                 c/o Corporate Secretary's Office
                                         222 Broadway, 17th Floor
                                         New York, NY 10038

John P. Phelan                           Corporate Director
Director                                 c/o Corporate Secretary's Office
                                         222 Broadway, 17th Floor
                                         New York, NY 10038

Joseph W. Prueher                        Corporate Director, Consulting
Director                                 Professor to the Stanford-Harvard
                                         Preventive Defense Project
                                         c/o Corporate Secretary's Office
                                         222 Broadway, 17th Floor
                                         New York, NY 10038

Arshad R. Zakaria                        Executive Vice President, President of
Executive Officer                        Global Markets and Investment
                                         Banking

                                INDEX TO EXHIBITS


Exhibit No.                Description
-----------                -----------

1. Purchase Agreement dated as of July 3, 2003, by and between Merrill Lynch Global Emerging Markets Partners, LLC, PSi Technologies Holdings, Inc. and PSi Technologies, Inc.

2. Exchange Agreement dated as July 3, 2003, by and between Merrill Lynch Global Emerging Markets Partners, LLC, PSi Technologies Holdings, Inc. and PSi Technologies, Inc.

3. $4,000,000 10.00% Exchangeable Senior Subordinated Note dated as of July 3, 2003.